Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

Updating 2013 outlook to reflect strong revenue growth; Certain higher costs in the third quarter;
Reaffirming 2013 free cash flow(B) ;
Fourth quarter expected to be in line with consensus estimates

Toronto, Ontario – October 24, 2013 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and nine months ended September 30, 2013.

Third quarter highlights
-	Consolidated revenues of $520.7 million in the third quarter, up 6.9%, despite the impact of weaker foreign currency exchange relative to the year-ago quarter
-	Consolidated organic revenue growth of 3.3%, driven by higher core price and volume
-	Adjusted EBITDA(A) of $134.9 million and free cash flow(B), excluding internal infrastructure investment, of $32.9 million
-	Adjusted net income(A) per share of $0.27 versus $0.28 in the same quarter last year
-
Updated fiscal year 2013 outlook provided to reflect strong revenue growth and certain higher third-quarter costs; 2013 free cash flow(B) reaffirmed; fourth quarter expected to be in line with consensus estimates

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“In the third quarter, we achieved our strongest consolidated organic revenue performance in the past five years, with organic growth of 3.3% driven by pricing and volume improvements in our collection and transfer business lines.  We continued to experience notably higher industrial collection volumes, which increased 7.0%, and we saw the results of our strategic sales programs contribute to the revenue line as well,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd. “Our revenue gains were offset by higher than anticipated costs relative to revenue in the quarter, including higher than normal expenses in the area of insurance and claims.  We also experienced higher operating costs relative to revenue that were largely associated with the increase in industrial roll-off demand and delayed contributions from two new material recovery facilities, but that are also reflective of our focus on asset utilization and return on invested capital.”

Mr. Quarin continued, “Given our third-quarter performance, we are adjusting items in our previously provided guidance for fiscal year 2013.  We are increasing our revenue outlook to $2.02 to $2.03 billion, but the higher costs relative to revenue experienced in the third quarter will result in a corresponding reduction to our expectations for adjusted EBITDA(A) and adjusted net income(A) for the year.  We remain confident in our free cash flow(B) guidance which is $211 to $225 million, excluding internal infrastructure investments, for 2013.  Going forward, we expect our gross margins to normalize as we improve our execution and manage our labor and repair and maintenance expenses in line with our volume growth and implement processes to obtain better operating efficiencies.  At the same time, we will continue to execute our disciplined capital deployment program.  Our unified organizational structure and leadership team, which we announced earlier this month, are clearly aligned to create shareholder value through consistent operational execution, accretive growth and improving return on invested capital.”

Third quarter ended September 30, 2013
Reported revenues increased $33.5 million or 6.9% from $487.2 million in the third quarter of 2012 to $520.7 million in the third quarter of 2013.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 8.6% due in large part to a 5.3% increase attributable to acquisitions.  The remaining increase is a function of higher overall volumes, core pricing and recycled commodity pricing.

Operating income was $50.8 million in the third quarter of 2013 versus $63.0 million in the third quarter of 2012.    Net income was $20.1 million versus $32.2 million in the third quarter of 2013 and 2012, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $134.9 million in the third quarter of 2013 versus $136.9 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $61.6 million or (7.8)% lower in the quarter compared to $66.8 million in the same period last year.  Adjusted net income(A) was $31.3 million, or $0.27 per diluted share, compared to $32.1 million, or $0.28 per diluted share in the comparative period.

Progressive Waste Solutions Ltd. – September 30, 2013 - 1

Nine months ended September 30, 2013
For the nine months ended September 30, 2013, reported revenues increased $123.1 million or 8.8% from $1,400.9 million in 2012 to $1,524.0 million.  Expressed on a reportable basis and at FX parity, revenues increased 9.7% on a comparative basis.  The increase is due in large part to a 7.5% increase attributable to acquisitions and higher overall core pricing, volumes and fuel surcharges, which outpaced lower commodity pricing.

For the nine months ended September 30, operating income was $174.6 million in 2013 versus $179.1 million in 2012.  Net income was $81.7 million versus $82.6 million for the nine months ended September 30, 2013 and 2012, respectively.

Adjusted amounts
For the nine months ended September 30, adjusted EBITDA(A) was $398.8 million or 3.3% higher in 2013 versus $385.9 million in 2012.  Adjusted operating EBIT(A) was $187.0 million, or 1.4% higher compared to the $184.5 million recorded last year.  Adjusted net income(A) was $93.7 million, or $0.81 per diluted share, compared to $85.0 million, or $0.73 per diluted share in the same period last year.

Other highlights for the three months ended September 30, 2013
•	Consolidated core price increased 1.1%, reflecting organic average price change, net of rollbacks and excluding fuel surcharges, across the Company’s customer base
•
Consolidated organic volume growth of 1.5%.  Of the consolidated organic volume growth in the quarter, there was a decline of 270 basis points related to the completion of three municipal contracts in the Company’s Canadian operations, coupled with the closure of the Calgary landfill to municipal solid waste

2013 Guidance Update and Fourth-Quarter Outlook
The Company is revising its 2013 guidance in light of its operating performance in the third quarter this year, and its expectations for both interest expense and income taxes for 2013.  Details for each of these revisions are outlined in the Changes to assumptions and impact on guidance outlook section of this press release.  The Company is also providing its guidance outlook for the fourth quarter of 2013.

Our revised guidance for the fiscal year ended 2013 and our outlook for the fourth quarter ending December 31, 2013 are as follows (in millions of U.S. dollars, except per share amounts and where otherwise stated):

	Prior 2013 guidance	Revised 2013 guidance	Impact	Fourth quarter guidance

Revenue	$1,977 to $1,997	$2,020 to $2,030	Increase	$496 to $506
Adjusted EBITDA(A)	$538 to $548	$530 to $536	Decline	$131 to $137
Amortization expense, as a percentage of revenue	14.4%	14.6%	Increase	14.4%
Effective tax rate as a percentage of income before income tax expense and net loss from equity accounted investee	35.0%	34.0%	Decline	34.0%
Cash taxes (expressed on an adjusted basis)	$32 to $35	$30 to $32	Decline	$7 to $9
Adjusted net income(A) per diluted share	$1.09 to $1.14	$1.06 to $1.09	Decline	$0.25 to $0.28
Free cash flow(B) excluding additional internal infrastructure investment	$211 to $225	$211 to $225	No change	$43 to $57
Capital and landfill expenditures excluding internal infrastructure investment	$208 to $218	$208 to $218	No change	$43 to $53
Internal infrastructure investment	$39 to $44	$39 to $44	No change	$6 to $10
Expected annual cash dividend, payable on a quarterly basis	C$0.58 per share	C$0.58 per share	No change	C$0.58 per share

Progressive Waste Solutions Ltd. – September 30, 2013 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended		Nine months ended
	2013	2012	2013	2012

REVENUES	$520,665	$487,209	$1,524,032	$1,400,919
EXPENSES
OPERATING	323,392	297,309	939,059	849,528
SELLING, GENERAL AND ADMINISTRATION	69,148	56,750	194,502	170,926
AMORTIZATION	78,171	70,328	223,112	202,352
NET GAIN ON SALE OF CAPITAL ASSETS	(822)	(225)	(7,227)	(975)
OPERATING INCOME	50,776	63,047	174,586	179,088
INTEREST ON LONG-TERM DEBT	14,815	14,696	45,272	42,934
NET FOREIGN EXCHANGE LOSS (GAIN)	1,489	5	(1,480)	12
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	2,597	(3,988)	1,537	(1,816)
OTHER EXPENSES	-	-	-	105
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	31,875	52,334	129,257	137,853
INCOME TAX EXPENSE
Current	5,447	14,219	23,104	38,312
Deferred	6,304	5,946	24,356	16,907
	11,751	20,165	47,460	55,219
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	30	11	69	30
NET INCOME	20,094	32,158	81,728	82,604

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	13,084	19,358	(16,737)	18,024

Derivatives designated as cash flow hedges, net of
income tax $26 and $556 (2012 - ($532) and $226)	(47)	989	(1,033)	(421)
Settlement of derivatives designated as cash flow hedges,
net of income tax ($15) and ($242) (2012 - $72 and ($7))	27	(131)	449	15
	(20)	858	(584)	(406)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	13,064	20,216	(17,321)	17,618
COMPREHENSIVE INCOME	$33,158	$52,374	$64,407	$100,222

Net income per weighted average share, basic and diluted	$0.17	$0.28	$0.71	$0.71
Weighted average number of shares outstanding
(thousands), basic and diluted	115,171	115,268	115,168	116,519

Progressive Waste Solutions Ltd. – September 30, 2013 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
September 30, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	September 30,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$27,064	$29,940
Accounts receivable	240,548	238,958
Other receivables	196	440
Prepaid expenses	40,526	38,762
Income taxes recoverable	5,272	2,928
Restricted cash	498	476
Other assets	1,204	1,573
	315,308	313,077

OTHER RECEIVABLES	17	72
FUNDED LANDFILL POST-CLOSURE COSTS	10,541	9,885
INTANGIBLES	236,775	287,847
GOODWILL	918,330	929,114
LANDFILL DEVELOPMENT ASSETS	19,883	19,715
DEFERRED FINANCING COSTS	17,766	20,060
CAPITAL ASSETS	949,223	927,518
LANDFILL ASSETS	959,269	963,720
INVESTMENTS	4,867	4,062
OTHER ASSETS	7,879	491
	$3,439,858	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$95,913	$120,341
Accrued charges	143,236	131,528
Dividends payable	16,797	16,206
Income taxes payable	1,508	1,986
Deferred revenues	17,122	19,002
Current portion of long-term debt	6,412	6,907
Landfill closure and post-closure costs	6,800	8,871
Other liabilities	7,036	2,527
	294,824	307,368

LONG-TERM DEBT	1,605,261	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS	114,323	104,281
OTHER LIABILITIES	13,175	6,166
DEFERRED INCOME TAXES	126,591	103,795
	2,154,174	2,202,980

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,820,844 (December 31, 2012 - 114,993,864))	1,773,734	1,773,530
Restricted shares (issued and outstanding - 354,360 (December 31, 2012 - 172,500))	(7,339)	(3,460)
Additional paid in capital	2,919	2,166
Accumulated deficit	(418,193)	(451,539)
Accumulated other comprehensive loss	(65,437)	(48,116)
Total shareholders' equity	1,285,684	1,272,581
	$3,439,858	$3,475,561

Progressive Waste Solutions Ltd. – September 30, 2013 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended September 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Nine months ended
	2013	2012	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$20,094	$32,158	$81,728	$82,604
Items not affecting cash
Restricted share expense (recovery)	505	(143)	1,442	1,215
Accretion of landfill closure and post-closure costs	1,422	1,313	4,237	3,927
Amortization of intangibles	18,505	13,391	48,883	39,206
Amortization of capital assets	38,126	35,215	114,573	103,351
Amortization of landfill assets	21,540	21,722	59,656	59,795
Interest on long-term debt (amortization of deferred financing costs)	877	1,701	2,582	5,069
Net gain on sale of capital assets	(822)	(225)	(7,227)	(975)
Net loss (gain) on financial instruments	2,597	(3,988)	1,537	(1,816)
Deferred income taxes	6,304	5,946	24,356	16,907
Net loss from equity accounted investee	30	11	69	30
Landfill closure and post-closure expenditures	(1,305)	(1,201)	(3,534)	(5,401)
Changes in non-cash working capital items	11,968	(31,582)	(8,176)	(41,335)
Cash generated from operating activities	119,841	74,318	320,126	262,577
INVESTING
Acquisitions	(1,530)	(65,300)	(3,169)	(113,705)
Purchase of investment	-	-	(1,018)	-
Restricted cash deposits	(1)	(1)	(22)	(23)
Investment in other receivables	-	(148)	(134)	(148)
Proceeds from other receivables	138	107	416	330
Funded landfill post-closure costs	(520)	(127)	(686)	(287)
Purchase of capital assets	(67,277)	(54,641)	(165,960)	(125,912)
Purchase of landfill assets	(22,713)	(19,592)	(48,506)	(48,085)
Proceeds from the sale of capital assets	1,248	540	15,632	2,107
Investment in landfill development assets	(451)	(693)	(2,590)	(3,507)
Cash utilized in investing activities	(91,106)	(139,855)	(206,037)	(289,230)
FINANCING
Payment of deferred financing costs	-	(285)	(824)	(340)
Proceeds from long-term debt	109,015	128,189	667,116	307,176
Repayment of long-term debt	(131,624)	(43,998)	(730,064)	(166,507)
Proceeds from the exercise of stock options	109	54	112	364
Repurchase of common shares and related costs	(14)	(5,157)	(14)	(65,633)
Purchase of, net of proceeds from, restricted shares	(100)	(541)	(4,462)	(541)
Dividends paid to shareholders	(15,521)	(16,237)	(47,256)	(47,218)
Cash (utilized in) generated from financing activities	(38,135)	62,025	(115,392)	27,301
Effect of foreign currency translation on cash and cash equivalents	1,481	687	(1,573)	632
NET CASH (OUTFLOW) INFLOW	(7,919)	(2,825)	(2,876)	1,280
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	34,983	18,248	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,064	$15,423	$27,064	$15,423
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$27,051	$15,418	$27,051	$15,418
Cash equivalents	13	5	13	5
	$27,064	$15,423	$27,064	$15,423
Cash paid during the period for:
Income taxes	$7,166	$9,531	$31,023	$41,698
Interest	$16,584	$13,632	$46,347	$39,939

Progressive Waste Solutions Ltd. – September 30, 2013 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2013.

			Three months ended
	September 30, 2012	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$487,209	$41,925	$529,134	$(8,469)	$520,665
Operating expenses	297,309	30,801	328,110	(4,718)	323,392
Selling, general and administration	56,750	13,693	70,443	(1,295)	69,148
Amortization	70,328	9,092	79,420	(1,249)	78,171
Net gain on sale of capital assets	(225)	(642)	(867)	45	(822)
Operating income	63,047	(11,019)	52,028	(1,252)	50,776
Interest on long-term debt	14,696	726	15,422	(607)	14,815
Net foreign exchange loss	5	1,482	1,487	2	1,489
Net (gain) loss on financial instruments	(3,988)	6,664	2,676	(79)	2,597
Income before net income tax expense and
net loss from equity accounted investee	52,334	(19,891)	32,443	(568)	31,875
Net income tax expense	20,165	(8,134)	12,031	(280)	11,751
Net loss from equity accounted investee	11	20	31	(1)	30
Net income	$32,158	$(11,777)	$20,381	$(287)	$20,094

Adjusted EBITDA(A)	$136,929	$590	$137,519	$(2,618)	$134,901
Adjusted EBITA(A)	$79,992	$(3,128)	$76,864	$(1,629)	$75,235
Adjusted operating income or adjusted operating EBIT(A)	$66,826	$(3,698)	$63,128	$(1,502)	$61,626
Adjusted net income(A)	$32,122	$(216)	$31,906	$(558)	$31,348
Free cash flow(B)	$35,593	$(8,133)	$27,460	$(468)	$26,992

Progressive Waste Solutions Ltd. – September 30, 2013 - 6

				Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,400,919	$135,499	$1,536,418	$(12,386)	$1,524,032
Operating expenses	849,528	96,396	945,924	(6,865)	939,059
Selling, general and administration	170,926	25,434	196,360	(1,858)	194,502
Amortization	202,352	22,564	224,916	(1,804)	223,112
Net gain on sale of capital assets	(975)	(6,332)	(7,307)	80	(7,227)
Operating income	179,088	(2,563)	176,525	(1,939)	174,586
Interest on long-term debt	42,934	3,232	46,166	(894)	45,272
Net foreign exchange loss (gain)	12	(1,525)	(1,513)	33	(1,480)
Net (gain) loss on financial instruments	(1,816)	3,426	1,610	(73)	1,537
Other expense	105	(105)	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	137,853	(7,591)	130,262	(1,005)	129,257
Net income tax expense	55,219	(7,336)	47,883	(423)	47,460
Net loss from equity accounted investee	30	41	71	(2)	69
Net income	$82,604	$(296)	$82,308	$(580)	$81,728

Adjusted EBITDA(A)	$385,922	$16,766	$402,688	$(3,840)	$398,848
Adjusted EBITA(A)	$222,776	$4,225	$227,001	$(2,382)	$224,619
Adjusted operating income or adjusted operating EBIT(A)	$184,545	$4,697	$189,242	$(2,205)	$187,037
Adjusted net income(A)	$85,035	$9,563	$94,598	$(863)	$93,735
Free cash flow(B)	$135,840	$(1,881)	$133,959	$(627)	$133,332

Progressive Waste Solutions Ltd. – September 30, 2013 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012

Operating income	$50,776	$63,047	$174,586	$179,088
Transaction and related costs (recoveries) - SG&A	64	675	(111)	2,045
Fair value movements in stock options - SG&A(*)	4,811	237	6,061	(813)
Restricted share expense (recovery) - SG&A(*)	266	(143)	792	1,215
Non-operating or non-recurring expenses - SG&A	1,635	3,010	1,635	3,010
Impairment of intangible assets - Amortization	4,074	-	4,074	-
Adjusted operating income or adjusted operating EBIT(A)	61,626	66,826	187,037	184,545
Net gain on sale of capital assets	(822)	(225)	(7,227)	(975)
Amortization(*)(*)	74,097	70,328	219,038	202,352
Adjusted EBITDA(A)	134,901	136,929	398,848	385,922
Amortization of capital and landfill assets	(59,666)	(56,937)	(174,229)	(163,146)
Adjusted EBITA(A)	$75,235	$79,992	$224,619	$222,776

Net income	$20,094	$32,158	$81,728	$82,604
Transaction and related costs (recoveries) - SG&A	64	675	(111)	2,045
Fair value movements in stock options - SG&A(*)	4,811	237	6,061	(813)
Restricted share expense (recovery) - SG&A(*)	266	(143)	792	1,215
Non-operating or non-recurring expenses - SG&A	1,635	3,010	1,635	3,010
Impairment of intangible assets - Amortization	4,074	-	4,074	-
Net loss (gain) on financial instruments	2,597	(3,988)	1,537	(1,816)
Other expenses	-	-	-	105
Net income tax expense or (recovery)	(2,193)	173	(1,981)	(1,315)
Adjusted net income(A)	$31,348	$32,122	$93,735	$85,035
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

Adjusted net income (A)
per weighted average share, basic	$0.27	$0.28	$0.81	$0.73
Adjusted net income (A)
per weighted average share, diluted	$0.27	$0.28	$0.81	$0.73

Replacement and growth expenditures
Replacement expenditures	$73,390	$47,482	$134,039	$119,592
Growth expenditures	16,600	26,751	80,427	54,405
Total replacement and growth expenditures	$89,990	$74,233	$214,466	$173,997

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$119,841	$74,318	$320,126	$262,577
Free cash flow(B)	$26,992	$35,593	$133,332	$135,840
Free cash flow (B)
per weighted average share, diluted	$0.23	$0.31	$1.16	$1.17

Dividends
Dividends paid (common shares)	$15,521	$16,237	$47,256	$47,218

Progressive Waste Solutions Ltd. – September 30, 2013 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					September 30
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$487,209	$529,134	$41,925	$520,665	$33,456
Canada	$205,696	$207,522	$1,826	$199,053	$(6,643)
U.S. south	$195,678	$223,437	$27,759	$223,437	$27,759
U.S. northeast	$85,835	$98,175	$12,340	$98,175	$12,340

Operating expenses	$297,309	$328,110	$30,801	$323,392	$26,083
Canada	$115,679	$117,318	$1,639	$112,600	$(3,079)
U.S. south	$121,738	$142,975	$21,237	$142,975	$21,237
U.S. northeast	$59,892	$67,817	$7,925	$67,817	$7,925

SG&A (as reported)	$56,750	$70,443	$13,693	$69,148	$12,398
Canada	$16,019	$18,725	$2,706	$17,999	$1,980
U.S. south	$18,586	$22,040	$3,454	$22,040	$3,454
U.S. northeast	$7,266	$9,198	$1,932	$9,198	$1,932
Corporate	$14,879	$20,480	$5,601	$19,911	$5,032

EBITDA(A) (as reported)	$133,150	$130,581	$(2,569)	$128,125	$(5,025)
Canada	$73,998	$71,479	$(2,519)	$68,454	$(5,544)
U.S. south	$55,354	$58,422	$3,068	$58,422	$3,068
U.S. northeast	$18,677	$21,160	$2,483	$21,160	$2,483
Corporate	$(14,879)	$(20,480)	$(5,601)	$(19,911)	$(5,032)

Adjusted SG&A	$52,971	$63,505	$10,534	$62,372	$9,401
Canada	$16,019	$18,725	$2,706	$17,999	$1,980
U.S. south	$18,586	$22,040	$3,454	$22,040	$3,454
U.S. northeast	$7,266	$9,198	$1,932	$9,198	$1,932
Corporate	$11,100	$13,542	$2,442	$13,135	$2,035

Adjusted EBITDA(A)	$136,929	$137,519	$590	$134,901	$(2,028)
Canada	$73,998	$71,479	$(2,519)	$68,454	$(5,544)
U.S. south	$55,354	$58,422	$3,068	$58,422	$3,068
U.S. northeast	$18,677	$21,160	$2,483	$21,160	$2,483
Corporate	$(11,100)	$(13,542)	$(2,442)	$(13,135)	$(2,035)

Progressive Waste Solutions Ltd. – September 30, 2013 - 9

			Nine months ended
					September 30
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,400,919	$1,536,418	$135,499	$1,524,032	$123,113
Canada	$577,793	$589,388	$11,595	$577,002	$(791)
U.S. south	$578,606	$655,992	$77,386	$655,992	$77,386
U.S. northeast	$244,520	$291,038	$46,518	$291,038	$46,518

Operating expenses	$849,528	$945,924	$96,396	$939,059	$89,531
Canada	$321,564	$326,624	$5,060	$319,759	$(1,805)
U.S. south	$358,133	$413,320	$55,187	$413,320	$55,187
U.S. northeast	$169,831	$205,980	$36,149	$205,980	$36,149

SG&A (as reported)	$170,926	$196,360	$25,434	$194,502	$23,576
Canada	$47,850	$54,962	$7,112	$53,806	$5,956
U.S. south	$57,470	$65,559	$8,089	$65,559	$8,089
U.S. northeast	$22,959	$26,325	$3,366	$26,325	$3,366
Corporate	$42,647	$49,514	$6,867	$48,812	$6,165

EBITDA(A) (as reported)	$380,465	$394,134	$13,669	$390,471	$10,006
Canada	$208,379	$207,802	$(577)	$203,437	$(4,942)
U.S. south	$163,003	$177,113	$14,110	$177,113	$14,110
U.S. northeast	$51,730	$58,733	$7,003	$58,733	$7,003
Corporate	$(42,647)	$(49,514)	$(6,867)	$(48,812)	$(6,165)

Adjusted SG&A	$165,469	$187,806	$22,337	$186,125	$20,656
Canada	$47,850	$54,962	$7,112	$53,806	$5,956
U.S. south	$57,470	$65,559	$8,089	$65,559	$8,089
U.S. northeast	$22,959	$26,325	$3,366	$26,325	$3,366
Corporate	$37,190	$40,960	$3,770	$40,435	$3,245

Adjusted EBITDA(A)	$385,922	$402,688	$16,766	$398,848	$12,926
Canada	$208,379	$207,802	$(577)	$203,437	$(4,942)
U.S. south	$163,003	$177,113	$14,110	$177,113	$14,110
U.S. northeast	$51,730	$58,733	$7,003	$58,733	$7,003
Corporate	$(37,190)	$(40,960)	$(3,770)	$(40,435)	$(3,245)

Progressive Waste Solutions Ltd. – September 30, 2013 - 10

Revenues
Gross revenue by service type
The table below present’s gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Nine months ended
			September 30				September 30
	2013	%	2012	%	2013	%	2012	%

Commercial	$177,185	34.0	$167,223	34.3	$529,390	34.7	$494,331	35.3
Industrial	96,008	18.4	87,149	17.9	276,588	18.1	248,060	17.7
Residential	118,623	22.8	113,773	23.4	350,417	23.0	323,458	23.1
Transfer and disposal	187,933	36.1	168,160	34.5	533,394	35.0	472,605	33.7
Recycling	14,216	2.7	15,531	3.2	43,611	2.9	49,752	3.6
Other	11,166	2.1	6,950	1.4	32,763	2.1	19,000	1.4
Gross revenues	605,131	116.1	558,786	114.7	1,766,163	115.8	1,607,206	114.8

Intercompany	(84,466)	(16.1)	(71,577)	(14.7)	(242,131)	(15.8)	(206,287)	(14.8)
Revenues	$520,665	100.0	$487,209	100.0	$1,524,032	100.0	$1,400,919	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012

Price
Core price	1.1	1.6	1.0	1.5
Fuel surcharges	0.1	0.2	0.1	0.4
Recycling and other	0.6	(2.5)	(0.1)	(1.8)
Total price growth (decline)	1.8	(0.7)	1.0	0.1

Volume	1.5	(3.2)	1.2	(1.7)
Total organic growth (decline)	3.3	(3.9)	2.2	(1.6)

Acquisitions	5.3	3.9	7.5	3.9
Total growth excluding FX	8.6	-	9.7	2.3

FX	(1.7)	(0.7)	(0.9)	(1.0)
Total growth (decline) including FX	6.9	(0.7)	8.8	1.3

Progressive Waste Solutions Ltd. – September 30, 2013 - 11

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach

	Three months ended			Nine months ended
			September 30			September 30
	2013	2012	Change	2013	2012	Change

Cash generated from operating activities	$119,841	$74,318	$45,523	$320,126	$262,577	$57,549

Operating and investing
Stock option expense (recovery)(*)(*)	4,811	237	4,574	6,061	(813)	6,874
LTIP portion of restricted share expense(*)(*)	(239)	-	(239)	(650)	-	(650)
Acquisition and related costs (recoveries)	64	675	(611)	(111)	2,045	(2,156)
Non-operating or non-recurring expenses	1,635	3,010	(1,375)	1,635	3,010	(1,375)
Other expenses	-	-	-	-	105	(105)
Changes in non-cash working capital items	(11,968)	31,582	(43,550)	8,176	41,335	(33,159)
Capital and landfill asset purchases(*)	(89,990)	(74,233)	(15,757)	(214,466)	(173,997)	(40,469)
Proceeds from the sale of capital assets	1,248	540	708	15,632	2,107	13,525

Financing
Recovery (purchase) of restricted shares(*)(*)	101	(541)	642	(1,591)	(541)	(1,050)
Net realized foreign
exchange loss (gain)	1,489	5	1,484	(1,480)	12	(1,492)
Free cash flow(B)	$26,992	$35,593	$(8,601)	$133,332	$135,840	$(2,508)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $5,900 and $6,900 for the three months ended and $34,000 and $13,800 for the nine months ended September 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – September 30, 2013 - 12

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is better reflects how we manage the business and free cash flow(B).

	Three months ended			Nine months ended
			September 30			September 30
	2013	2012	Change	2013	2012	Change

Adjusted EBITDA(A)	$134,901	$136,929	$(2,028)	$398,848	$385,922	$12,926

Recovery (purchase) of restricted shares(*)(*)	101	(541)	642	(1,591)	(541)	(1,050)
Capital and landfill asset purchases(*)	(89,990)	(74,233)	(15,757)	(214,466)	(173,997)	(40,469)
Proceeds from the sale of capital assets	1,248	540	708	15,632	2,107	13,525
Landfill closure and post-closure expenditures	(1,305)	(1,201)	(104)	(3,534)	(5,401)	1,867
Landfill closure and post-closure cost accretion expense	1,422	1,313	109	4,237	3,927	310
Interest on long-term debt	(14,815)	(14,696)	(119)	(45,272)	(42,934)	(2,338)
Non-cash interest expense	877	1,701	(824)	2,582	5,069	(2,487)
Current income tax expense	(5,447)	(14,219)	8,772	(23,104)	(38,312)	15,208
Free cash flow(B)	$26,992	$35,593	$(8,601)	$133,332	$135,840	$(2,508)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $5,900 and $6,900 for the three months and $34,000 and $13,800 for the nine months ended September 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.00 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  Based on 2012 results, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,800.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $700 decline.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above in the event of a strengthening U.S. dollar.

	2013			2012
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0051		$1.0006
March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988
June 30	$0.9513	$0.9772	$0.9841	$0.9813	$0.9899	$0.9943
September 30	$0.9723	$0.9630	$0.9770	$1.0166	$1.0052	$0.9979

Progressive Waste Solutions Ltd. – September 30, 2013 - 13

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.15 Canadian per share to shareholders of record on December 31, 2013.  The dividend will be paid on January 15, 2014.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to senior management on their departure, severance and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Progressive Waste Solutions Ltd. – September 30, 2013 - 14

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance outlook
Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors.  We updated our 2013 guidance outlook in our second quarter and six month ended June 30, 2013 press release issued July 30, 2013 as a result of our implementation of a long-term internal financing structure, including our intention to fix a portion of the variable rate interest borne on amounts drawn under our consolidated credit facility, and to update our FX assumption from parity to 97 cents U.S. for each Canadian dollar.  We also updated our 2013 full year guidance for our second quarter performance on the following measures: net gain on sale of capital assets, lower current income tax expense and higher deferred income tax expense.  This press release, and our original press release issued February 14, 2013, is available at www.sec.gov and www.sedar.com.  As of October 23, 2013, we have updated our 2013 outlook assumptions and factors as outlined below in the Changes to assumptions and impact on guidance outlook section of this press release.

Changes to assumptions and impact on guidance outlook
(All amounts are in thousands of U.S. dollars, unless otherwise stated)

Third quarter and full year performance adjustments
Revenues
Our full year guidance has been adjusted to reflect stronger third quarter and year-to-date core pricing and volume improvement.  Stronger organic revenue growth was most pronounced in our U.S. northeast segment, followed closely by improvements in the Texas region of our U.S. south segment.  A stronger economic environment than was originally expected is the primary reason for the higher than anticipated organic revenue growth.  Accordingly, we expect full year revenues to be approximately $33,000 to $43,000 higher than the revised guidance provided on July 30, 2013.  Please refer to our Management Discussion and Analysis for third quarter ended September 30, 2013 for additional details supporting our revenue performance in the third quarter and year-to-date periods.

Adjusted EBITDA(A)
Our adjusted EBITDA(A) outlook has been lowered for full year 2013.  We have lowered our adjusted EBITDA(A) expectation as a result of higher third quarter expenses, including higher unanticipated insurance and claims, labour and repairs and maintenance costs.  These costs increased in the third quarter of 2013 beyond our expectations as a result of our mix of revenues, organizational costs we incurred to meet the demand of the third quarter mix of revenues and delayed vehicle receipt.  We have revised our expected adjusted EBITDA(A) outlook for 2013 down by approximately $8,000 to $12,000 to reflect higher than anticipated third quarter costs.  Please refer to our Management Discussion and Analysis for the third quarter ended September 30, 2013 for additional details about our operating cost performance in the third quarter. The revised outlook for adjusted EBITDA(A) results in a total income tax recovery of approximately $3,400, at the mid-point, and represents an approximately six cent decline to adjusted net income(A) per diluted share.

Progressive Waste Solutions Ltd. – September 30, 2013 - 15

Amortization expense
Our outlook for amortization expense reflects the third quarter charge of approximately $4,100 due to the revocation of an operating permit for a redundant transfer station we acquired in 2010.  The permit was revoked due to the completion of a new waste facility in central Canada in the third quarter of this year.  The balance of the increase is due to higher than anticipated landfill volumes.  Accordingly, we expect 2013 full year amortization expense to be approximately 14.6% of revenues.  The additional amortization expense of approximately $8,000 to $9,000 results in a deferred tax recovery of approximately $2,900 and represents an approximately five cent decline to adjusted net income(A) per diluted share.

Interest rate swaps and interest expense
With the implementation of our long-term internal financing structure, we intended to enter into interest rate swaps to fix a portion of the variable rate interest borne on amounts drawn under our consolidated credit facility.  Our updated guidance outlook prepared at July 30, 2013 contemplated swapping variable rate interest to fixed rate interest for approximately $300,000 of notional amounts drawn on our revolving credit facility.  Based on market rates prevailing at that time, we assumed an incremental increase of approximately 300 basis points to our cost of borrowing compared to our originally prepared guidance outlook issued in February.  As a result, we anticipated an approximately $4,500 increase in interest expense and an approximately $1,200 decline in current income tax expense resulting in an approximately three cent decline in adjusted net income(A) per diluted share compared to our previously issued outlook in February.  Through September 30, 2013, we have entered into interest rates swaps on notional borrowings of approximately $275,000.  Based on current interest rates the expected increase in interest expense is approximately $1,300 for the fourth quarter of 2013 or approximately $5,100 annually.  We expect to enter into additional interest rate swaps on notionally borrowed amounts of between $250,000 and $280,000.  We estimate that for the balance of 2013 we will incur additional interest expense of approximately $700, based on current market rates, resulting from swaps we intend to enter into in the fourth quarter of this year.  We have further adjusted our expectation for interest expense downward for an anticipated rise in interest rates that hasn’t materialized.  Accordingly, we expect interest expense to be approximately $5,000 lower than the amount anticipated in our most recent outlook issued in July 2013.  We also expect cash tax to increase by approximately $1,300 and adjusted net income(A) per diluted share to improve by approximately three cents per share.

Cash and deferred taxes
Our revised outlook reflects lower cash and deferred taxes for 2013.  Lower cash and deferred taxes reflect our revised outlook for adjusted EBITDA(A), amortization and interest expense, as outlined above.  We have also adjusted our expected full year 2013 tax rate down to 34% from 35% to better reflect the benefit we expect from the implementation of our long-term internal financing structure which we put in place at the end of the second quarter this year.

Free cash flow(B) and items impacting free cash flow(B)
Lower adjusted EBITDA(A) is partially offset by lower interest and cash taxes, all of which are outlined above.  Accordingly, we anticipate no change to our expectations for free cash flow(B) for 2013 compared to our guidance outlook previously issued in July 2013.

Other assumptions and factors
We have further reflected the impact of all items impacting adjusted net income(A), beyond those listed above, which we have recognized in the year-to-date period ended September 30, 2013, together with the related tax effect.  All other assumptions and factors remain unchanged and are consistent with those outlined in our July 30, 2013 and February 14, 2013 press releases.

Caution regarding forward looking statements
The Company’s 2013 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

Progressive Waste Solutions Ltd. – September 30, 2013 - 16

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com

Management will hold a conference call on Thursday, October 24, 2013, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2013. Participants may listen to the call by dialing 1-888-241-0394, conference ID 73623841, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3413. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Thursday, November 7, 2013, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 73623841.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – September 30, 2013 - 17